UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 18, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Fresenius Medical Care AG & Co. KGaA

File No. 001-32749 - CF#31384

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Fresenius Medical Care AG & Co. KGaA submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 6-K filed on July 31, 2014.

Based on representations by Fresenius Medical Care AG & Co. KGaA that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.27	through October 30, 2017
Exhibit 4.28	through July 1, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary